601 Lexington Avenue

New York, NY 10022

United States

+1 212 446 4800

www.kirkland.com

October 22, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Katherine Bagley

Re:	Leslie’s, Inc.

Registration Statement on Form S-1

Filed October 7, 2020

File No. 333-249372

On behalf of our client, Leslie’s, Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated October 15, 2020, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 filed by the Company on October 7, 2020 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing the revised Registration Statement on Form S-1/A (the “Amended Registration Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Registration Statement on Form S-1 filed October 7, 2020

Prospectus Summary

Our Growth Strategies, page 10

1.

Staff’s comment: We note your response to comment 1, and your amended disclosure on page 76 that “[you] define ‘active consumers’ as consumers who transacted with [you] during the 18-month period ended June 12, 2020.” Please make conforming changes throughout your filing,

Beijing  Boston  Chicago  Dallas  Hong Kong  Houston  London   Los Angeles  Munich  Palo Alto  Paris  San Francisco  Shanghai  Washington, D.C.

including to your disclosure in your prospectus summary on page 8, that you “have a total file of approximately 11 million consumers, of which approximately 5.5 million are active consumers.” Please also amend your filing to include the definition of “lapsed residential customers,” provided in your response.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8, 10, 80, 82 and 84.

2.

Staff’s comment: We note your response to comment 2, and your amended disclosure on page 11 that “[you] believe there is significant whitespace opportunity to operate more than 200 total PRO locations, and [you] plan to opportunistically open or convert several PRO locations in the near term.” This amended disclosure is not completely responsive to our comment. Expand this discussion to elaborate upon your new store opening plan. For example, please provide an estimated quantity of the “several” PRO locations you expect to open, and define “near term.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 83.

Key Factors and Measures We Use to Evaluate Our Business

Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion, page 53

3.

Staff’s comment: We note your disclosure that Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion are key non-GAAP measures used by management and your board of directors to assess your financial performance. Considering that your Adjusted Free Cash Flow is a liquidity measure and your Adjusted Free Cash Flow Conversion appears to comingle performance and liquidity measures, please explain how these non-GAAP measures are used to assess your financial performance. Please also expand your disclosure to explain how these non-GAAP measures provide useful information to investors. We refer you to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to delete all references to “Adjusted Free Cash Flow” and “Adjusted Free Cash Flow Conversion.”

Management’s Discussion and Analysis of Financial Condition and Results

of Operations, page 55

4.

Staff’s comment: We note your reconciliations for Adjusted Free Cash Flow disclosed on page 58. It appears that certain adjustments have the effect of excluding charges or liabilities that required, or may require, cash settlement, such as interest expense. Please tell us how you determined this non-GAAP measure complies with Item 10(e)(1)(ii)(A) of Regulation S- K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to delete all references to “Adjusted Free Cash Flow” and “Adjusted Free Cash Flow Conversion.”

Nine Months Ended June 27, 2020 Compared to Nine Months Ended June 29, 2019

Selling, General and Administrative Expenses, page 59

5.

Staff’s comment: We note your response to comment 10 and your amended disclosure on page 59 describing costs related to COVID-19. This amended disclosure is not responsive to our comment. Please amend your disclosure to quantify the amount of the increase in SG&A attributable to each of the factors listed in your filing, including “higher sales volume, higher compensation expenses, expenses related to strategic consolidations of certain locations, e-commerce marketplace fees, and investments in general and administrative infrastructure to support continued growth.” Make conforming changes to your filing, where you discuss multiple factors contributing to changes in line items, for all operating periods presented. For example, you disclose on page 59 that “SG&A increased to $258.2 million in Fiscal Year 2019 from $241.7 million in Fiscal Year 2018, an increase of $16.5 million or 6.8%. The increase in SG&A was primarily driven by higher labor and other operating expenses related to non-Comparable Sales and higher compensation expense;” and that “[t]he decrease in [total other expense for] the nine months ended June 27, 2020 was primarily driven by lower interest expense on [y]our floating rate debt and a reduction in the fair value of our interest rate cap agreements during the nine months ended June 29, 2019.” Please quantify the contribution of each factor respectively for these line items and other relevant disclosures throughout this section.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 62, 63 and 64.

Business

Our Company

Leslie’s Evolution in the Digital World

Digital Network, page 73

6.

Staff’s comment: We note your response to comment 16, and your amended disclosure that “[i]n addition to our owned e-commerce websites, a significant portion of our digital sales take place through online marketplaces.” To provide meaningful context for investors, quantify the “significant portion” of your digital sales that take place through online marketplaces, rather than your owned e-commerce websites.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4, 24 and 77.

Our Competitive Strengths, page 76

7.

Staff’s comment: We note your response to comment 12, including that “[w]e believe digital market share is not knowable, so we have proposed citing share of digital traffic, which we believe is a reasonable equivalent.” Please elaborate to explain how you define “digital traffic,” to place your 60% reference in context. Also, if digital market share is “not knowable,” please remove statements throughout your filings that “digital market share is estimated to be greater than five times as large as that of [y]our largest digital competitor.” Alternatively, please tell us why it is appropriate to include this statement, if you do not know your digital market share.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 7, 55, 74, 77 and 80.

Our Marketing Strategy, page 84

8.

Staff’s comment: We note your response to comment 18 defining aided and unaided awareness, and providing support for your statement that you have the highest of both in the aftermarket pool and spa care industry and 3.5x the unaided awareness of the next closest specialty competitor. Please provide the substance of your response to this comment as disclosure in your filing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 8.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4660 or by email at cnagler@kirkland.com.

Sincerely,

/s/ Christian O. Nagler
Christian O. Nagler

VIA E-MAIL

cc:	Katherine Bagley

Securities and Exchange Commission

Michael R. Egeck

Steve Weddell

Brad A. Gazaway

Leslie’s, Inc.

Aslam Rawoof

Kirkland & Ellis LLP

Marc. D. Jaffe

Stelios G. Saffos

Latham & Watkins LLP